Exhibit (c)-(5)

The original document is in Chinese. This is an English translation of the document.

Office Memorandum

To:	Credit Suisse	Create date:	2015/07/28

cc:		Modify date:	2015/07/28

From:	Huatai United/CITIC	Department:

Subject:	Project House - Indicative Transaction Structure

☐ Urgent          ☑ For Your Review          ☐ Reply ASAP          ☐ Please Comment

Subject: Project House Indicative Transaction Structure

Participants: Huatai United Securities, CITIC Securities, Credit Suisse

I.           Structure of Going-Private Transaction

In the current going-private transaction, a buyer group consisting of BTG Hotels, Poly Victory (a BVI company owned by BTG Group), Ctrip, Neil Nanpeng Shen (who owns Smart Master, a BVI company), David Jian Sun (who owns Peace Unity, a BVI company) and James Jianzhang Liang (“Buyer Group”) intends to purchase all of the issued and outstanding shares of Homeinns that are not already owned by the buyer group. The indicative structure of this going-private transaction is as follows:

1.          Prior to execution of Merger Agreement: BTG Hotel will establish a wholly owned holding company in Hong Kong ("HoldCo") and cause the HoldCo to establish a wholly owned subsidiary ("Merger Sub") in the Cayman Islands, and a bank will issue a debt financing commitment letter with respect to this going-private transaction prior to the execution of Merger Agreement.

1

The original document is in Chinese. This is an English translation of the document.

SPVs will be incorporated prior to the execution of the Merger Agreement

2.          Closing under the Merger Agreement:

Closing under the Merger Agreement

Note: The detailed debt financing plan is being negotiated between BTG and potential banks, which plan may be in the form of borrowings of the equivalent of approximately RMB 6.5 billion by an offshore SPV (subject to the final plan).

3.          Completion of Closing under Merger Agreement: Merger Sub will merge with and into the Target with the Target surviving the merger, and the shares of the Merger Sub held by HoldCo will be converted into the shares of the surviving company. The members of the Buyer Group other than BTG Hotels will continue to hold their respective shares in Homeinns that they held prior to the merger, representing in aggregate approximately 35% of the total shares, and HoldCo will hold approximately 65% shares of the surviving company.

2

The original document is in Chinese. This is an English translation of the document.

Completion of Closing under the Merger Agreement

II.          Structure of Subsequent Share Exchange Transaction

Subject to the receipt of relevant PRC regulatory approvals required for the share exchange, the share exchange transaction among buyer group members will be closed; after the closing of share exchange transaction, Homeinns will become a wholly owned subsidiary of BTG Hotels.1

Closing of Cross-Border Share Exchange

 1 Currently BTG Group holds shares in Home Inn Cayman by indirectly holding shares in Poly through BTG (Hong Kong); prior to this share exchange transaction, BTG Group will conduct internal restructuring within the group, after which BTG Group will hold shares of Homeinns through Poly.

3

The original document is in Chinese. This is an English translation of the document.

After Completion of Cross-Border Share Exchange

4